

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

Christopher Dewey
Chief Executive Officer
MedTech Acquisition Corp
48 Maple Avenue
Greenwich, CT 06830

Re: MedTech Acquisition Corp
Registration Statement on Form S-4, as amended
Exhibit Nos. 10.3, 10.13, 10.20, 10.24 and 10.27
Filed July 14, 2023
File No. 333-269138

Dear Christopher Dewey:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance